                                                                   EXHIBIT 12.01


          METROPOLITAN MORTGAGE & SECURITIES CO., INC. AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS

    The ratio of adjusted earnings to fixed charges and preferred stock dividends was computed using the following tabulations to compute adjusted earnings and the defined fixed charges and preferred stock dividends.



                                                         Year Ended September 30
                                 -------------------------------------------------------------------
                                                        (Dollars in Thousands)
                                   2001           2000           1999           1998          1997
                                 --------       --------       --------       --------      --------
Net income                       $ (8,923)      $ (7,601)      $ 16,275       $ 10,327      $  9,668
Add:
 Interest                          25,469         29,134         22,388         19,663        19,375
 Taxes (benefit) on income        (26,344)        (4,093)       (12,577)         5,475         5,073
                                 --------       --------       --------       --------      --------
Adjusted earnings                $ (9,798)      $ 17,440       $ 26,086       $ 35,465      $ 34,116
                                 ========       ========       ========       ========      ========
Preferred stock dividend
 requirements                    $  4,157       $  4,553       $  3,642       $  3,732      $  4,113
Ratio factor of income after
 provision for income taxes
 to income before provision
 for income taxes                     100%           100%           100%            66%           66%
Preferred stock dividend
 factor on pretax basis             4,157          4,553          3,642          5,687         6,244
Fixed charges
 Interest                          25,469         29,134         22,388         19,663        19,375
 Capitalized interest                 958          1,145            936            611           521
                                 --------       --------       --------       --------      --------
Fixed charges and
 preferred stock
 dividends                       $ 30,584       $ 34,832       $ 26,966       $ 25,961      $ 26,140
                                 ========       ========       ========       ========      ========
Ratio of adjusted earnings
 to fixed charges and
 preferred stock dividends              *              *              *           1.37          1.31

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* Earnings were insufficient to meet fixed charges and preferred stock dividends by approximately $40.2 million, $17.4 million and $0.8 million for the years ended September 30, 2001, 2000 and 1999, respectively.